Exhibit 99.1

TransAlta Completes First Off-Coal Conversion and Achieves Major Milestone in Phase Out of Coal

CALGARY, AB, Feb. 1, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") announced today that it has completed the first of three planned coal-to-gas ("CTG") boiler conversions at its Sundance and Keephills power generation facilities near Wabamun, Alberta.

"The full conversion of Sundance Unit 6 from thermal coal to natural gas is a significant landmark for TransAlta on its journey to transition off coal towards 100 per cent clean electricity," says Dawn Farrell, President and CEO of TransAlta. "Converting to natural gas from coal reduces our CO2 emissions by half from approximately 1.05 tonnes CO2e per MWh to approximately 0.52 tonnes CO2e per MWh in 2021, and highlights TransAlta's commitment to meet our own, and our customers', E2SG needs."

With $35 million invested in the Sundance Unit 6 ("Sun-6") boiler conversion and another $50 million for upgrades to the unit's Distributed Control System and scheduled major maintenance, the $85 million total investment in the project is also a significant boost to the economy, locally and across Canada. At its peak, nearly 700 additional jobs were created to complete the Sun-6 conversion, system upgrades and maintenance projects.

In 2021, TransAlta will complete its second and third CTG conversions with Keephills Unit 2 by mid-June, followed by Keephills Unit 3 by mid-December. In addition, TransAlta will have significantly advanced the repowering of its Sundance 5 unit into a highly efficient combined-cycle facility. By January 1, 2022, TransAlta's Alberta thermal fleet will be fueled completely by natural gas and entirely off coal. Once converted to gas, the units are anticipated to be able to run through to 2031 to 2039 – a significant lengthening of their asset lives.

TransAlta is on track to reduce its emissions by more than 70 per cent from 2005 levels by the end of 2022. This achievement, coupled with TransAlta's diversified generating portfolio, including extensive hydro and wind assets, positions the Company to be a highly competitive provider of low carbon electricity for the market and its customers.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its website at transalta.com.

Forward-Looking Statements:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "may", "will", "propose", and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: the reduction of our CO2 emissions at Sun-6 by half from approximately 1.05 tonnes CO2e per MWh to approximately 0.52 tonnes CO2e per MWh in 2021; total cost for the CTG being equal to approximately $85 million; completing the Keephills Unit 2 and Keephills Unit 3 CTGs and the timing thereof; significantly advancing the repowering of its Sundance 5 unit into a highly efficient combined-cycle facility; by January 1, 2022, TransAlta's Alberta thermal fleet will be fueled completely by natural gas; the converted units asset lives being extended as a result of the conversion; the Company reducing its emissions by more than 70 per cent from 2005 levels by the end of 2022; and the Company being positioned to be a highly competitive provider of low carbon electricity for the market and its customers. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: the terms of the new climate policies and the impact of COVID-19 on the Company's CTG projects. . The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: changes to climate policy; the competitive environment; changes to the labour market; delays or cost overruns associated with the conversions to be undertaken at Keephills Unit 2 or Keephills Unit 3; changes in the law or political developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2021/01/c0232.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 05:00e 01-FEB-21